PRICING SUPPLEMENT DATED April 3, 2006
--------------------------------------
(To Prospectus Supplement and Prospectus dated February 25, 2005)
Pricing Supplement Number: 2518


                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
            Inflation-Linked Notes Linked to the Performance of the
                    Consumer Price Index due April 5, 2011
                                 (the "Notes")
                                 ------------

     The Notes are part of a series of senior debt securities entitled "Medium-Term Notes, Series C" as more fully described in the accompanying prospectus (which term includes the accompanying prospectus supplement). Information included in this pricing supplement supersedes information in the prospectus to the extent it is different from the information included in the prospectus.

     References in this Pricing Supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc., and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

     Investing in the Notes involves risks that are described in the "Risk Factors" section on page PS-3 of this pricing supplement and the accompanying prospectus supplement.

Aggregate Principal Amount...................     $11,800,000

Stated Maturity Date.........................     April 5, 2011.

Issue Price..................................     See Plan of Distribution below.

Original Issue Date..........................     April 5, 2006.

Interest Calculation Type....................     Floating Rate Note

Day Count Convention.........................     Interest will be calculated by multiplying the principal amount of the Notes by an interest factor.  The interest factor will be computed by dividing the interest rate applicable to each day by the actual number of days in the year.

Interest Rate Basis.........................      [(CPI(t) - CPI(t-12))/CPI(t-12)] x 1.7

                                                  but will not be less than 0.00%.

                                                  where:

                                                  CPI(t) equals the value of the Consumer Price Index (as defined below)
                                                  for the third calendar month prior to but not including the month in which the applicable Interest Reset Date occurs, and CPI(t-12) equals the value of the Consumer Price Index for the fifteenth calendar month prior to but not including the month in which the applicable Interest
                                                  Reset Date occurs.


Initial Interest Rate........................     6.78%

Maximum Interest Rate........................     None.

Minimum Interest Rate........................     For any interest period, 0.00% per annum.

Interest Payment Dates.......................     Monthly, on the 5th day of each month, commencing May 5, 2006, and on the maturity date. If any Interest Payment Date falls on a day that is not a Business Day, payment will be made on the immediately succeeding
                                                  Business Day and no interest will accrue as a result of the delayed payment.

Interest Reset Dates.........................     Monthly, on the 5th day of each month, commencing on May 5, 2006.

CUSIP Number.................................     59018YWZ0.

Form of Notes................................     Book-entry.

Denominations................................     We will issue and sell the Notes in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Trustee......................................     JPMorgan Chase Bank, N.A.

Calculation Agent............................     Merrill Lynch Capital Services, Inc.

                                                  All determinations made by the Calculation Agent, absent manifest error, will be conclusive for all purposes and binding on ML&Co. and beneficial owners of the Notes.

                                                  All percentages resulting from any calculation on the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards, e.g.,
                                                  9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655);
                                                  provided that the applicable Interest Rate will be rounded to one-hundredth of a percentage point. All dollar amounts used in or resulting from this calculation will be rounded to the nearest cent, with one-half cent being rounded upwards.

Proceeds to ML&Co............................     $11,800,000

Underwriter..................................     Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Plan of Distribution.........................     The Underwriter will purchase the Notes for 100% of the principal amount of the Notes and has advised us that it proposes to offer all or part of the Notes in one or more transactions at varying prices related to market conditions at the time of sale.

Business Day.................................     "Business Day" means any day other than a Saturday or Sunday that is not a day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to close.

                                 RISK FACTORS

     Your investment in the Notes involves certain risks. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the following discussion of risks, as well as the risk described in the accompanying prospectus supplement, before deciding whether an investment in the Notes is suitable for you.

Structure risks of Notes indexed to the Consumer Price Index

     The interest payable on the Notes is indexed to the performance of the Consumer Price Index over successive twelve month periods. As a result, the possibility exists that you could receive little or no interest on a given Interest Payment Date. The Consumer Price Index is likely to increase only slightly or decrease during periods of deflation or little or no inflation. We have no control over a number of matters, including economic, financial and political events that are important in determining the existence, magnitude and longevity of such events and their results.

Your yield may be lower than the yield on a standard debt security of comparable maturity

     The yield that you will receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

     The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. In addition, while we describe in this pricing supplement how you can calculate the interest rate on the Notes after the initial Interest Reset Date from publicly available information, we will not publish such rate over the term of the Notes and this may limit the trading market for the Notes. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

     If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the $1,000 principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

     Assuming the rate of return on the Notes is constant over the term of the Notes and there is no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the $1,000 principal amount. This is due to, among other things, the fact that the $1,000 principal amount included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

     The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

     Changes in the volatility of interest rates is expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of interest rates increases or decreases, the trading value of the Notes may be adversely affected.

     As the time remaining to the stated maturity date of the Notes decreases, the "time premium" associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates. This difference will reflect a "time premium" due to expectations concerning the level of in interest rates during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

     Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the level of the Consumer Price Index over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

     In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the level of the Consumer Price Index will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Potential conflicts of interest could arise

     Our subsidiary Merrill Lynch Capital Services, Inc. is our agent for the purposes of calculating the interest payable on each Interest Payment Date. Under certain circumstances, Merrill Lynch Capital Services, Inc. as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Consumer Price Index. Merrill Lynch Capital Services, Inc. is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control Merrill Lynch Capital Services, Inc., potential conflicts of interest could arise.

     We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the interest on each Interest Payment Date and principal due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Tax consequences

     You should consider the tax consequences of investing in the Notes. See the section entitled "United States Federal Income Taxation" in this pricing supplement.

                             CONSUMER PRICE INDEX

     The amount of interest payable on the Notes will be linked to changes in the Consumer Price Index. The "Consumer Price Index" for purposes of the Notes is the nonseasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor. The Consumer Price Index is expressed in relative terms in relation to the 1982-1984 time base reference period for which the level of Consumer Price Index was set at 100. The Consumer Price Index for any given month is published during the following month.

     The Consumer Price Index is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the Consumer Price Index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the Bureau of Labor Statistics to take into account changes in consumer expenditure patterns.

     The value of the Consumer Price Index for any given month will be the value reported on Bloomberg page CPURNSA or any successor service or successor page thereto. If the relevant values for the Consumer Price Index are not available on Bloomberg page CPURNSA or on a successor page or successor service on or before any Interest Reset Date, such value will be determined in the sole discretion of the Calculation Agent.

     The following table sets forth the value of the Consumer Price Index from January 2001 to February 2006, as reported by the Bureau of Labor Statistics and reported on Bloomberg page CPURNSA. This historical data is presented for informational purposes only. Past movements of the Consumer Price Index is not necessarily indicative of future values.

-------------------------------------------------------------------------------
                2001       2002       2003       2004       2005       2006
                ----       ----       ----       ----       ----       ----
-------------------------------------------------------------------------------
January        175.1      177.1      181.7      185.2      190.7      198.3
-------------------------------------------------------------------------------
February       175.8      177.8      183.1      186.2      191.8      198.7
-------------------------------------------------------------------------------
March          176.2      178.8      184.2      187.4      193.3
-------------------------------------------------------------------------------
April          176.9      179.8      183.8      188.0      194.6
-------------------------------------------------------------------------------
May            177.7      179.8      183.5      189.1      194.4
-------------------------------------------------------------------------------
June           178.0      179.9      183.7      189.7      194.5
-------------------------------------------------------------------------------
July           177.5      180.1      183.9      189.4      195.4
-------------------------------------------------------------------------------
August         177.5      180.7      184.6      189.5      196.4
-------------------------------------------------------------------------------
September      178.3      181.0      185.2      189.9      198.8
-------------------------------------------------------------------------------
October        177.7      181.3      185.0      190.9      199.2
-------------------------------------------------------------------------------
November       177.4      181.3      184.5      191.0      197.6
-------------------------------------------------------------------------------
December       176.7      180.9      184.3      190.3      196.8
-------------------------------------------------------------------------------

     To illustrate the Interest Rate Basis applicable to the Notes, the initial Interest Rate, with April 5, 2006 as a deemed Interest Reset Date, calculated as follows:

                       198.3 minus 190.7 =  7.6

                       7.6 divided by 190.7 =   .0398532

                       3.98532% multiplied by 1.7 = 6.78%


     In accordance with the formula used in determining the Interest Rate Basis, the January 2005 and January 2004 values of the Consumer Price Index were used in calculating the above example.

                     UNITED STATES FEDERAL INCOME TAXATION

     The following discussion supplements and, to the extent that it is inconsistent with, replaces the discussion contained in the accompanying prospectus supplement in the section entitled "United States Federal Income Taxation".

U.S. Holders

     Payments of Interest. For the reasons discussed below, payments of interest on a Note generally should be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting).

     The following summary is based upon final Treasury regulations (the "OID Regulations") released by the Internal Revenue Service ("IRS") under the original issue discount provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Under the OID Regulations, debt instruments having terms similar to the Notes (hereinafter "Variable Notes") are subject to special rules whereby a Variable Note will qualify as a "variable rate debt instrument" if:

   o its issue price does not exceed the total noncontingent principal payments due under the Variable Note by more than a specified de minimis amount and
   o it provides for stated interest, paid or compounded at least annually, at current values of:
      o  one or more qualified floating rates,
      o  a single fixed rate and one or more qualified floating rates,
      o  a single objective rate, or
      o a single fixed rate and a single objective rate that is a qualified inverse floating rate.

     An "objective rate" is a rate that is not itself a qualified floating rate but which is determined using a single fixed formula that is based on objective financial or economic information. A rate will not qualify as an objective rate if it is based on information that is within the control of the issuer (or a related party) or that is unique to the circumstances of the issuer (or a related party), such as dividends, profits, or the value of the issuer's stock (although a rate does not fail to be an objective rate merely because it is based on the credit quality of the issuer). A "current value" of an objective rate is the value of the objective rate on any day that is no earlier than 3 months prior to the first day on which the value is in effect and no later than one year following that first day. Based upon the foregoing, the Notes should qualify as variable rate debt instruments which provide for stated interest at current values of a single objective rate.

     If a Variable Note that provides for stated interest at a single objective rate throughout the term thereof qualifies as a "variable rate debt instrument" under the OID Regulations, and if the interest on a Variable Note is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually, then all stated interest on the Variable Note will constitute qualified stated interest and will be taxed accordingly. In general, payments of qualified stated interest are includible in a U.S. Holder's income as interest at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting). Thus, a Variable Note that provides for stated interest at a single objective rate throughout the term thereof and that qualifies as a "variable rate debt instrument" under the OID Regulations, such as the Notes, will generally not be treated as having been issued with original issue discount unless the Variable Note is issued at a "true" discount (i.e., at a price below the Variable Note's stated principal amount) in excess of a specified de minimis amount. Since the Notes will be originally issued at a price equal to $1,000 per Note, the Notes will be treated as providing only for qualified stated interest and not as having been issued with original issue discount. In the case of a Variable Note that provides for a single objective rate, the specific amount of qualified stated interest that accrues during an accrual period on such a Variable Note is determined under the rules applicable to fixed rate debt instruments by assuming that the objective rate is a fixed rate equal to a fixed rate that reflects the yield that is reasonably expected for the Variable Note. The qualified stated interest allocable to an accrual period is increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period pursuant to the foregoing rules.

     Prospective investors should also consult the summary describing the principal U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes contained in the section entitled "United States Federal Income Taxation" in the accompanying prospectus supplement.